                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2004

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED



                    NO. 1 OFFICE BUILDING, NO. 690 BIBO ROAD
                     PUDONG NEW AREA, SHANGHAI, CHINA 201203

                    (Address of principal executive offices)

                              ---------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]    Form 40-F [  ]

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes [  ]   No [X]

   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- __________________ .)

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content


                                                                        PAGE
                                                                     -----------

Signature                                                               Page 3


Press release regarding Shanda to acquire controlling stake in
Actoz, dated November 29, 2004.                                         Page 4

                                       SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SHANDA INTERACTIVE ENTERTAINMENT LIMITED



                                        By: /s/ Jun Tang
                                            ----------------------
                                            Name: Jun Tang
                                            Title: President


Date: December 22, 2004

                  SHANDA TO ACQUIRE CONTROLLING STAKE IN ACTOZ

    SOLIDIFIES ALLIANCE BETWEEN ONLINE GAME OPERATOR AND GAME CONTENT PROVIDER

     (Shanghai, China, November 29, 2004) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, today announced that it has entered into an agreement to purchase an approximately 29% controlling stake of Actoz Soft Co., Ltd. (Kosdaq: 052790.KQ), a Korean developer, operator and publisher of online games, from certain shareholders of Actoz for approximately $91.7 million in an all cash transaction.

     The transaction will solidify an alliance between the largest operator of online games in China and a leading supplier of online game content to the China market. Actoz owns 50% of the copyright for The Legend of Mir II, which is the most popular online game in China according to users surveyed in late 2003 by International Data Center, or IDC. In addition, Actoz also owns all or a portion of the copyrights for several other online games that are operated in China, including the Legend of Mir III and the 3D game A3. Actoz is also developing additional online game content and has a track record of assisting studios in producing successful online games for the China market.

     Shanda operates Mir II in China along with a number of other online games, including BNB, the most popular casual online game in China according to the IDC survey. The strategic investment will help to secure an extension of Shanda's license to operate Mir II in China.

      Chen Tianqiao, chief executive officer of Shanda, said, "this transaction marks an important step in the development of Shanda. With this strategic investment we secure a valuable alliance with our leading supplier of online game content. Here at Shanda, we are excited about the synergies that can be created by this deal through closer cooperation with Actoz."

      Choi Woong, chief executive officer of Actoz, said, "Actoz is supportive of the deal. We believe that an alliance between a leading supplier of online game content to China and the leading operator of online games in China makes sense. We look forward to working closely together with Shanda to seize the opportunities presented by this deal to create value for our shareholders."

ABOUT SHANDA

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.

ABOUT ACTOZ

     Actoz Soft Co., Ltd. (Kosdaq: 052790.KQ) is a leading developer, operator and publisher of online games. Actoz holds co-copyrights to several of the leading online games in China, including Mir II and Mir III. Actoz has also licensed online games to other markets, including Europe, Japan, India, Thailand, Singapore, Malaysia and Taiwan. In addition, Actoz develops online games and operates certain online games in its home market of Korea. For more information about Actoz, please visit http://www.actoz.com.

SAFE HARBOR STATEMENT

      This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the realization of synergies from the announced transaction and securing the right to continue to operate Mir II in China. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Shanda's actual results could be materially different from and worse than its expectations. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.

CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-5050-4740X8812
E-mail: donglei.zhou@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media): dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667